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                          June 22, 2020

       Daniel Bernstein
       President and Chief Executive Officer
       Bel Fuse Inc.
       206 Van Vorst Street
       Jersey City, New Jersey 07302

                                                        Re: Bel Fuse Inc.
                                                            Registration
Statement on Form S-3
                                                            File No. 333-239189
                                                            Filed June 15, 2020

       Dear Mr. Bernstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Peter H. Ehrenberg,
Esq.